NEWS RELEASE

SHAW RENEWS NORMAL COURSE ISSUER BID

Calgary, Alberta (November 29, 2011) – Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Participating Shares for a further one year period. Shaw’s renewed normal course issuer bid will expire on November 30, 2012, in accordance with the rules of the TSX.

As approved by the TSX, during the period from December 1, 2011 to November 30, 2012, Shaw is authorized to acquire up to 20,000,000 Class B Non-Voting Shares, representing approximately 6% of the public float of Class B Non-Voting Shares. A total of 416,425,127 Class B Non-Voting Shares of Shaw were issued and outstanding as at November 22, 2011.

Shaw continues to believe that under the right circumstances purchasing of Class B Non-Voting Shares constitutes a desirable use of its free cash flow in the best interests of Shaw and its shareholders and may enhance the value of Class B Non-Voting Participating Shares.

Class B Non-Voting Shares will be purchased by Shaw through the facilities of the TSX pursuant to the TSX’s rules governing normal course issuer bids, or otherwise pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada, and any Class B Non-Voting Shares so purchased will be cancelled. Purchases made by way of private agreements under such an exemption order will be made at a discount to the prevailing market price as provided in the exemption order.

For purposes of the TSX normal course issuer bid rules, Shaw’s average daily trading volume (“ADTV”) for the past six months is 863,768 Class B Non-Voting Shares. As a result, a maximum of 215,942 Class B Non-Voting Shares (being 25% of the ADTV) may be purchased by Shaw on any one day under the renewed bid, except where purchases are made in accordance with the “block purchase exception” of the TSX rules or pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada.

The bid does not apply to the Class A Participating Shares of Shaw.

Shaw did not purchase any shares under its previously approved issuer bid, during the 12 month period commencing December 1, 2010.

Shaw is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca